SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


(AMENDMENT No. 5 SCHEDULE 13D)
Under the Securities Exchange Act of 1934


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------

(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------

(Title of Class of Securities)


936750108
-----------------------------------------------------------

(CUSIP Number)

1865 Palmer Avenue
Larchmont, NY  10538
-----------------------------------------------------------

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SANTA MONICA PARTNERS, L.P.
914-833-0875
-----------------------------------------------------------


(Date of Event that Requires Filing of This Statement)

N/A

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 936750108                     13D/A
Page 2 of 6 Pages
___________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

          WC
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
___________________________________________________________

   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________

8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY
___________________________________________________________

CUSIP No. 936750108                     13D/A
Page 3 of 6 Pages

EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         N/A

   PERSON
___________________________________________________________

               	10   SHARED DISPOSITIVE POWER
    WITH
     		          N/A
___________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     N/A (LESS THAN 5%)
___________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

     PN

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SMP ASSET MANAGEMENT LLC
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]
___________________________________________________________

3    SEC USE ONLY
___________________________________________________________

4    SOURCE OF FUNDS

          OO
___________________________________________________________

CUSIP No. 936750108                     13D/A
Page 4 of 6 Pages

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     [_]

___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
___________________________________________________________

   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________

8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY

___________________________________________________________

    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         N/A

   PERSON
___________________________________________________________

               	10   SHARED DISPOSITIVE POWER
    WITH
                    N/A
___________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

    		 	  N/A
___________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. 936750108                     13D/A
Page 5 of 6 Pages

___________________________________________________________

14   TYPE OF REPORTING PERSON

     OO (LLC)

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange
Act of 1934, the beneficial owner of any securities covered by this Statement.

WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A


Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock with $1.00 par value (the
"Shares") of Warwick Valley Telephone Company (the
"Issuer"). The principal offices of the Issuer are located at 47 Main Street, Warwick, New York 10990.


Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners") 1865 Palmer Avenue,
Larchmont, NY 10538.


Item 3.  Source and Amount of Funds or Other Consideration.

N/A


Item 4.  Purpose of Transaction.

On June 15, 2004 Santa Monica Partners wrote a letter to
Mr. Marion Lynn Pike, President and CEO, and to the Board of Directors of Warwick Valley Telephone Company (which confusingly calls itself WVT Communications once each year).  The letter was titled, "Confusion at Warwick Valley
Telephone Company - Little Things Mean a Lot" which sought answers to various confusing questions that had gone unanswered by Company management.

CUSIP No. 936750108                     13D/A
Page 6 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	-e N/A
Less than 5% ownership

Item 6. Contracts, Arrangements, Understandings or
Relationships with
             Respect to Securities of the Issuer.

None

Item 7.  Material to be filed as Exhibits.

Exhibit 1:
Letter to M. Lynn Pike, President & CEO and the Board of
Directors.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 15, 2004



                          SANTA MONICA PARTNERS, L.P.
                          By: SMP ASSET MANAGEMENT LLC

                          By: /s/LAWRENCE J.GOLDSTEIN
             ----------------------------------------
                      Lawrence J. Goldstein, President



                          SMP ASSET MANAGEMENT LLC

                          By: /s/LAWRENCE J. GOLDSTEIN
             ----------------------------------------
                      Lawrence J. Goldstein, President




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations
(see 18 U.S.C. 1001).

Exhibit 1:

June 14, 2004

Mr. Marion Lynn Pike, President/CEO and Members of the Board of Directors
Warwick Valley Telephone Company
47 Main Street
P.O. Box 592
Warwick, NY 10990

Re:	Confusion at Warwick Valley Telephone Company
	Little Things Mean a Lot

Dear Mr. Pike and Members of the Board of Directors:

CONFUSION: LITTLE THINGS MEAN A LOT #1

QUESTION:
When does a Board of Director's bonus policy of paying one week's salary to executives become a payment of 2.8 times executive's weekly salary?

ANSWER:
When it is paid to the top corporate officers of Warwick Valley Telephone Company. The following bonus policy was established by the WWVY Board of Directors*.

"Employees may be entitled to a cash bonus based on the change in consolidated corporate earnings for the current year as compared with the immediate previous year. The amount of the bonus has traditionally been up to one week's salary and is determined each year by the Board of Directors."

*SOURCE: 2004 WWVY PROXY STATEMENT dated April
29, 2004, page 7,following the Chart entitled,
"Summary Compensation Table"

FACT #1
Consolidated corporate earnings for 2003 were $7,879,000 vs. $7,751,000 in the "immediate previous year," an increase of 1.65%.

FACT #2
The bonus to M. Lynn Pike was $11,748, equal to 2.82x his weekly pay (his salary being $216,365 or $4,157/week) and was up from the prior year's bonus by 183.6%.

The bonus paid to Mr. Herbert Gareiss was $9,046, equal to 2.78x his weekly salary. (Mr. Gareiss'
$169,448 salary divided by 52 weeks = $3,258.62 per week and his bonus thus equaled 2.78 times his weekly salary). His bonus increased 179.36% over his prior year's bonus.


CONFUSION: LITTLE THINGS MEAN A LOT #2

QUESTION:
When is a 22.6% increase in Net Income a 27% increase?

ANSWER:
When Warwick Valley Telephone says so.

As much as we would like to see it, just because you write it, does not of course, make it so. We fail to see the 27% increase you state. Of course we do see a 22.6% increase.

	The text in the 10-Q for the period ended 3/31/04 reads as follows:

OTHER INCOME (EXPENSE)

Other income (expense) increased by $640 or (38%) for the three-month period ended March 31, 2004 from $1,714 in the corresponding period of 2003 primarily due to the increase in income from O-P. The partnership's earnings increased
27% over the comparable period last year.
Continuing strong O-P call volume
remains the primary factor behind the increase.

The Company is a limited partner in Orange
County-Poughkeepsie Limited Partnership (O-P) and has a 7.5% investment interest, which is accounted for under the equity method of accounting. The majority owner and general partner is Verizon Wireless of the East L.P. The following summarizes O-P's income statement for the three months ended March 31:

ORANGE COUNTY POUGHKEEPSIE CELLULAR PARTNERSHIP
(Unaudited)
			   2004	2003	     %Change
Net sales		$ 37,441	$ 31,687
Service Cost	   3,518	   5,436
Operating expenses   1,988	     602

	Net Operating
	Income	  31,935	  25,649
Other income	     268	     616

Net income	      $ 32,203	$ 26,265	+22.6%*



CONFUSION: LITTLE THINGS MEAN A LOT #3

QUESTION:
When is a company's name Warwick Valley Telephone
Company named WVT Telecommunications?

ANSWER:
When it is neither found on filings with the SEC or on press releases, but is exclusively on the cover of the Annual Report and in its text.


CONFUSION: LITTLE THINGS MEAN A LOT #4

QUESTION:
When is the portion of the business growing at 27% (or 22.6%) and producing over 80% of the profits, placing 100% of its free-cash flow in support of a business declining 50% a year and producing less then 20% of profits?*

*First quarter 2004

ANSWER:
When the former if the OCP investment of Warwick
Valley Telephone Company which last year earned a 289% ROE on average equity, $9.1 million in earnings and had EBIDA of $9.5 million and when the latter is the operating telephone company whose operating profits declined from $6.7 million in 2001 to $5.267 million in 2002 to $3.372 million in 2003 and in Q1-2004 declined
52% from $1.243 million to $591 thousand.


CONFUSION: LITTLE THINGS MEAN A LOT #5

QUESTION:
When is maximizing shareholder value not of interest to the Board of Directors?

ANSWER:
When advisors are found to agree with and support the Board of Director's disinterest in actually increasing shareholder value, and when it prefers to control the substantial cash flow generated by the investments and throw this good money into the bad operating business rather than making more great investments and increasing the dividend paid to shareholders. When it refuses to even discuss the suggestion to spin off the operating business leaving the investments in a company which would raise additional capital through a rights offering, IPO, PIPES or employ other available financial engineering mechanisms.



CONFUSION: LITTLE THINGS MEAN A LOT #6

QUESTION:
Why is this year different from prior years?

ANSWER:
In prior years Warwick Valley Telephone has filed a Form ARS (Annual Report) with the SEC in March of each year, however, not in this year. Why?


We would appreciate your prompt attention and response in clearing up this confusion. Little things mean a lot.

Warmly,



Lawrence J. Goldstein
President, SMP Asset Management - Santa Monica
Partners, LP